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                             June 16, 2021

       Michal Wisniewski
       Chief Executive Officer
       Transuite.org Inc.
       Al. Jerozolimskie 85 lok. 21
       02-001 Warsaw, Poland

                                                        Re: Transuite.org Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 1, 2021
                                                            File No. 333-255178

       Dear Mr. Wisniewski:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 7, 2021 letter.

       Amendment No. 1 to Form S-1

       Index to Consolidated Financial Statements
       Financial Statements as of February 28, 2021 and November 30, 2020, page F-1

   1. Please mark the financial statements and footnotes for the period as of February 28, 2021 and for the three
months ending February 28, 2021 and 29, 2020 as unaudited.
       General

   2. We note your response to our prior comment 4. We continue to believe, based on your minimal operations
(including no revenues and nominal operating expenses) and minimal assets, that you are a
shell company. We note in this regard that you do not identify any concrete activities of
the company beyond preparatory activities, and that it appears from
 Michal Wisniewski
Transuite.org Inc.
June 16, 2021
Page 2
      your response that there has been no concrete progress in the implementation of your business plan since your original filing. Please revise to identify the company as a shell company and caution investors as to the highly illiquid nature of an investment in the company s shares. Refer to Exchange Act Rule 12b-2. Discuss the resale limitations of
      Rule 144(i) in the filing.
       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameMichal Wisniewski
                                                            Division of
Corporation Finance
Comapany NameTransuite.org Inc.
                                                            Office of
Technology
June 16, 2021 Page 2
cc:       BizFilings
FirstName LastName